Cassidy & Associates
Attorneys at Law
215 Apolena Avenue
Newport Beach, California 92662

Email:  CassidyLaw@aol.com
Telephone: 202/387-5400	Fax: 949/673-4525

September 27,  2010

Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	Klein Retail Centers, Inc.
Amendment No. 9
File No. 333-157962

Ms. Garnett:

Attached for filing with the Securities and Exchange Commission is Amendment No. 10 to the Klein Retail Centers, Inc. registration statement on Form S-11.  Simultaneously with this filing, I have delivered a courtesy copy of this amendment marked to show changes to Stacie Gorman, the Staff Attorney of record for this offering, and Jorge Bonilla, the reviewing accountant of record.

The  following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated September 22, 2010 (the "Comment Letter").  The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing  the  location of each response thereto in the Registration Statement.

The delaying amendment has been removed from the registration statement and the Company's request for acceleration is included in this filing.

Risk Factors

1.	The purchase agreement for the Springdale, Arkansas shadow retail center has been located and is filed as an exhibit.

2.	The requested disclosure has been added and appears on page 9 of the prospectus.

3.	The requested disclosure has been added and appears on page 7 of the prospectus and in Note 3 of the financial statements of June 30, 2010..

Management's Discusionn and Analysis

4.	The requested disclosure has been added and appears on page 36 of the prospectus.

5.	The requested disclosure has been added and appears on page 38 of the prospecuts.

Sincerely,

Lee W. Cassidy

Attachment